Mail Stop 0306

      April 12, 2005

VIA U.S. MAIL AND FACSIMILE (651) 484-8941

Dale H. Johnson
Chief Financial Officer
Angeion Corporation
350 Oak Grove Parkway
Saint Paul, Minnesota  55127


	RE:	Angeion Corporation
		Form 10-KSB for the fiscal year ended October 31, 2004
		Filed January 31, 2005
		File No. 001-13543

Dear Mr. Johnson:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended October 31, 2004

Item 6. Management`s Discussion and Analysis or Plan of Operations

Results of Operations - Page 22

1. We see that you state that the increase in revenue is due to increased customer demand, yet do not discuss why demand has increased. Additionally, you state multiple factors contributing to the increase in general and administrative expense, yet you do not quantify the increase of each factor or explain how they contributed to the increase. In general, MD&A should identify factors responsible for changes in financial statement items, describe why those factors arose or occurred, and quantify the impact of the factors described. The general guidance should be applied throughout
MD&A for all future periods.
Liquidity and Capital Resources - Page 24
2. In future filings please expand this section to discuss the sources of capital available to you. Additionally, please describe how you plan to finance the possible unfavorable outcome of the ELA
Medical litigation and the purchase of insurance coverage beyond
July
11, 2005.

Consolidated Financial Statements

(2) Summary of Significant Accounting Policies - Page 34

Basis of Presentation - Page 34
3. We note the multiple references to an independent third-party appraiser within your filing. Please note that there is no requirement to reference independent experts, however, if this reference is made the third party expert should be named and their consent included in future filings. Please apply in future filings.

Revenue Recognition - Page 35
4. Please expand future filings to describe your revenue
recognition
policy in greater detail. To the extent that the policy differs among
significant product lines or marketing venues (i.e. distributors
and
direct sales force) please make your disclosure specific.  Also, if
the policies vary in different parts of the world those
differences
should be discussed.  Provide details of discounts, return
policies,
customer acceptance, credits, rebates, and price protection or similar privileges and how these impact revenue recognition. In addition, clarify the impact of any post-shipment obligations. Provide a supplemental analysis that explains your revenue recognition practices and demonstrates that your policies are SAB 104 and SFAS 48 compliant.
5. We see that you use the residual method to allocate arrangement consideration for multi-element transactions. Supplementally and in future filings, please clarify how you determine the fair value of undelivered items (installation and training) under EITF 00-21. Please note that contractually stated prices for individual products and/or services in an arrangement with multiple deliverables should not be presumed to be representative of fair value. Tell us what "other historical evidence of value" you use to establish the fair value of the undelivered items.
6. We see from page 23 that you acquired a license for a talking rate monitor which impacted your amortization expense for intangible assets. To the extent material, supplementally and in future filings please include the disclosure requirements of paragraph 44(a) of SFAS
142 for acquired intangible assets.

(9) Income Taxes - Page 41
7. In future filings please include the income tax expense or benefit for discontinued operations as required by paragraph 46 of SFAS
109.

(12) Segment Reporting - Page 42
8. We reference the discussion in the filing of your products and that you have separate distinct sales forces for your personal exercise products and your cardiorespiratory diagnostic systems. Please provide more details of how you determined that you operate under only one reportable segment and why these products do not represent separate reportable segments under SFAS 131.

(13) Discontinued Operations - Page 43
9. Please tell us more details of the ELA Medical litigation, including the amounts accrued each period, how these are accruals are reflected in the financial statements and the basis for the amounts recorded. Clarify the amounts expected to be recovered from insurance policies and the basis for recording the liability net of any expected insurance recoveries. Recovery of a recorded contingent loss should be recognized when realization of the recovery is deemed probable (i.e., likely to happen). It is not clear from your disclosure why you believe that the recovery of insurance is probable. Provide sufficient details of why you believe that your current accounting is appropriate under GAAP.
10. As a related matter, please also revise future filings to include the disclosures discussed in SAB Topic 5Y for product liability claims.

Item 8A.  Controls and Procedures - Page 46
11. We note your disclosure that management has concluded that your disclosure controls and procedures are effective "in ensuring that material information related to the Company is made known to them by others within the Company." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise in future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Form 10-Q for the quarter ended January 31, 2005

Item 3.  Controls and Procedures - Page 15
12. It is unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective as defined by Rule 13a-15(e) of the Exchange
Act. Please revise to clarify whether your disclosure controls and procedures were effective as of January 31, 2005 including the consideration of the implementation of additional procedures to ensure that all required filings under Form 8-K are completed in a timely manner. If you conclude that your disclosure controls and procedures were effective, please also provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. If you are unable to conclude that your disclosure controls and procedures were effective, please describe the "additional disclosure controls and procedures that were implemented to ensure that all filings under Form 8-K are completed in a timely manner" and when you expect the identified weakness or deficiency in your disclosure controls and procedures to be adequately addressed.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead, Staff Accountant, at (202) 942-
8972
or me at (202) 942-1791 if you have any questions.

							Sincerely,



							Brian Cascio
							Accounting Branch Chief


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Mr. Johnson
Angeion Corporation
April 12, 2005
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